UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

CLASS A COMMON STOCK, par value $1.00 per share

CLASS B COMMON STOCK, par value $1.00 per share

(Title of Class of Securities)

CLASS A – 878895200

CLASS B – 878895101

(CUSIP Number)

SCOTT L. BARBEE

AEGIS FINANCIAL CORPORATION

6862 ELM STREET, SUITE 830

MCLEAN, VA 22101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200/878895101           SCHEDULE 13D

1	NAME OF REPORTING PERSON

Aegis Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7 SOLE VOTING POWER
-0-
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY	Class A – 1,020,301; Class B – 492,781
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER
REPORTING	-0-
PERSON
WITH	10 SHARED DISPOSITIVE POWER
Class A – 1,020,301; Class B – 492,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A – 1,020,301; Class B – 492,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A – 7.61%; Class B – 9.70%

14	TYPE OF REPORTING PERSON*

IA

CUSIP No. 028740108         SCHEDULE 13D

1	NAME OF REPORTING PERSON

Scott L. Barbee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF & OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7 SOLE VOTING POWER
Class A – 17,633; Class B – 10,743
NUMBER OF
SHARES	8 SHARED VOTING POWER
BENEFICIALLY	Class A – 1,020,301; Class B – 492,781
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER
REPORTING	Class A – 17,633; Class B – 10,743
PERSON
WITH	10 SHARED DISPOSITIVE POWER
Class A – 1,020,301; Class B – 492,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A – 1,037,934; Class B – 503,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A – 7.74%; Class B – 9.92%

14	TYPE OF REPORTING PERSON*

IN

1. SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Aegis Financial Corporation and by Scott L. Barbee (each, a “Reporting Person” and collectively, the "Reporting Persons") on February 28, 2013 (the “Original 13D”).

This Amendment and the Original 13D relate to the common stock of Tecumseh Products Company (the “Company”). The principal executive office of the Company is located at 5683 Hines Drive, Ann Arbor, Michigan 48108.

2. IDENTITY AND BACKGROUND.

(a), (b) and (c)

This Schedule 13D/A Amendment No. 1 is being filed on behalf of Aegis Financial Corporation ("AFC") and Scott L. Barbee (each a "Reporting Person" and collectively, the "Reporting Persons").

(i) The address of the principal business and principal office of AFC is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott L. Barbee is the President and sole shareholder of AFC.

(ii) Scott L. Barbee's address is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott L. Barbee is President and sole shareholder of AFC.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFC is a Delaware Corporation.

     Scott L. Barbee is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended to date by AFC to acquire the 1,020,301 shares of Class A Common Stock and 492,781 shares of Class B common Stock it holds beneficially is $13,818,165.86. Such funds were provided from Advisory Clients' investment accounts managed by AFC.

The amount of funds expended to date by Scott L. Barbee to the 17,633 shares of Class A Common Stock and 10,743 shares of Class B common Stock he holds is $267,293.55. Such funds were provided from Scott L. Barbee's personal funds.

No borrowed funds were used to purchase the Common Stock.

4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired their Class A and Class B Common Stock of the Issuer for investment. The Reporting Persons evaluate their investment in the Class A and Class B Common Stock on a continual basis. The Reporting Persons’ beneficial ownership of the Class A Common Stock has increased by more than one percent since the original 13D filing. The Reporting Persons’ beneficial ownership of the Class B Common Stock has increased 0.30% since the original 13D filing.

Except as set forth above and as incorporated by reference, the Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the “Board”), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

5. INTEREST IN SECURITIES OF THE ISSUER.

To the best of the Reporting Persons' knowledge based on the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding as of May 3, 2013 were 13,401,938 shares and 5,077,746 shares respectively.

(A) Aegis Financial Corporation

(a) – (e) Aggregate number of shares beneficially owned:

Class A – 1,020,301; Class B – 492,781

Percentage: Class A – 7.61%; Class B – 9.70%

(b) 1. Sole power to vote or to direct vote: -0-

2. Shared power to vote or to direct vote: Class A – 1,020,301; Class B – 492,781

3. Sole power to dispose or to direct the disposition: -0-

4. Shared power to dispose or to direct disposition: Class A – 1,020,301; Class B – 492,781

(c) During the 60-day period ended May 24, 2013, AFC increased its beneficial ownership of the Company’s common stock through purchases and acquisition of new investment advisory account. Prices include brokerage commissions paid.

	Class A Common Stock
Date	No. of Shares	Aggregate Price
3/20/2013	1,000	$9,070.00

5/7/2013	32,420	$279,171.86

5/8/2013	5,000	$42,636.50

5/9/2013	623	$5,337.11

5/10/2013	6,300	$54,316.71

5/13/2013	3,649	$31,299.45

5/14/2013	8,900	$75,919.67

5/16/2013	3,371	$29,172.52

5/17/2013	23,957	$210,108.51

5/20/2013	6,246	$55,445.12

5/21/2013	25,900	$233,831.77

5/22/2013	13,509	$121,553.98

5/23/2013	27,160	$241,273.14

5/24/2013	7,683	$69,075.55

	Class B Common Stock
Date	No. of Shares	Aggregate Price
3/20/2013	200	$1,750.00

5/13/2013	4,400	$35,903.00

5/14/2013	500	$4,038.75

5/15/2013	2,500	$20,118.75

5/16/2013	3,130	$25,650.00

5/17/2013	4,470	$36,861.13

(B) Scott L. Barbee

(a) –(e) Aggregate number of shares beneficially owned:

Class A – 1,037,934; Class B – 503,524

Percentage: Class A – 7.74%; Class B – 9.92%

(b) 1. Sole power to vote or to direct vote: Class A – 17,633; Class B – 10,743

2. Shared power to vote or to direct vote: Class A – 1,020,301; Class B – 492,781

3. Sole power to dispose or to direct the disposition: Class A – 17,633; Class B – 10,743

4. Shared power to dispose or to direct disposition: Class A – 1,020,301; Class B – 492,781

(c) During the 60-day period ended May 24, 2013, Scott L. Barbee did not purchase or sell any shares of the Company’s Common Stock.

(d) AFC’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,020,301 shares of Class A common stock and the 492,781 shares of Class B common stock. Mr. Barbee has the right to receive dividends from, or the proceeds from the sale of, the 17,633 shares of Class A common stock and the 10,743 shares of Class B common stock.

(e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the reporting Persons and any other person with respect to any security of the Company.

7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Joint Filing Agreement, dated as of May 24, 2013, among Aegis Financial Corporation and Scott L. Barbee

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: May 24, 2013

Aegis Financial Corporation

By: /s/ Scott L. Barbee

Name: Scott L. Barbee

Title: President

By: /s/ Scott L. Barbee

Scott L. Barbee

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of the Schedule 13D to which this Joint Filing Agreement (this "AGREEMENT") is attached as an Exhibit and any amendments thereto. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date: May 24, 2013

Aegis Financial Corporation

By: /s/ Scott L. Barbee

Name: Scott L. Barbee

Title: President

By: /s/ Scott L. Barbee

Scott L. Barbee